UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 5, 2012

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 5, 2012, Independence Holding Company issued a news release announcing its 2011 Fourth-Quarter and Annual Results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 5, 2012: Independence Holding Company Announces 2011 Fourth-Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: March 6, 2012

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 2011 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, March 5, 2012. Independence Holding Company (NYSE: IHC) today reported 2011 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share from continuing operations attributable to IHC was $.20 per share, diluted, or $3,225,000, for the three months ended December 31, 2011 compared to a loss of $(.02) per share, diluted, or $(362,000), for the three months ended December 31, 2010. Revenues were $104,493,000 for the three months ended December 31, 2011, compared to revenues for the three months ended December 31, 2010 of $104,712,000.

Net income per share from continuing operations attributable to IHC was $.81 per share, diluted, or $13,003,000, for the year ended December 31, 2011 compared to $1.44 per share, diluted, or $21,993,000, for the year ended December 31, 2010. As a result of acquiring a controlling interest in American Independence Corp. (AMIC) in March 2010, IHC recorded a gain of $16,733,000, net of $11,097,000 of taxes, ($1.09 per share) on its investment in AMIC in the first quarter of 2010. Excluding the gain on AMIC, revenues increased 2.6% to $417,996,000 for the year ended December 31, 2011.

IHC reported a 143% increase in operating income[1] per share of $.17 per share, diluted, or $2,815,000, for the three months ended December 31, 2011, compared to $.07 per share, diluted, or $1,066,000, for the three months ended December 31, 2010. IHC reported a 137% increase in operating income per share of $.71 per share, diluted, or $11,301,000 for the year ended December 31, 2011, compared to $.30 per share, diluted, or $4,648,000 for the year ended December 31, 2010.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are gratified with our many significant accomplishments in 2011 and initial indications support a continuation of our strong momentum in 2012. As a result of our more efficient and controlled model of writing the majority of our medical stop-loss on a direct basis through IHC Risk Solutions, we are now taking all the risk (subject to customary excess coverage) on business produced by this unit for our carriers. IHC Risk Solutions recorded better than projected stop-loss sales in each of the last three months, which we attribute both to renewed focus resulting from the reorganization and movement of groups from the fully insured market to self-funding. Given this improved infrastructure, top-line growth, increased retention and improving profitability, we anticipate a meaningful increase in earnings for our stop-loss segment in 2012. We

[1] Operating income is a non-GAAP measure representing income from continuing operations net of (income) losses attributable to non-controlling interests and excluding net realized investment gains (losses), other-than-temporary impairment losses, gain on bargain purchase of AMIC and write-off of deferred acquisition costs related to a reinsurance transaction, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

are also greatly encouraged by the increased profitability of our fully insured segment, and are excited about our entry into the pet insurance market with its potential for profitability. Collectively, operating trends in these and our other lines of business cause us to be optimistic about our results in 2012. Our overall investment portfolio continues to be very highly rated (on average, AA), and has a duration of approximately five years. Our book value has increased to $15.91 per share at December 31, 2011 from $15.14 per share at December 31, 2010."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of income or losses attributable to non-controlling interests and excluding net realized gains or losses, other-than-temporary impairment losses, gain on bargain purchase of AMIC, and write-off of deferred acquisition costs related to a reinsurance transaction, net of applicable income taxes; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, and pet insurance. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

INDEPENDENCE HOLDING COMPANY
FOURTH QUARTER REPORT[2]
December 31, 2011
(In Thousands, Except Per Share Data)
(Unaudited)

		Three Months Ended December 31,		Year Ended December 31,	
		2011	2010	2011	2010
REVENUES					
Premiums earned	$	81,310 $	87,389 $	336,414 $	326,146
Net investment income		10,804	11,163	39,788	41,801
Fee income		5,809	7,398	28,632	32,741
Net realized investment gains		6,065	(1,367)	8,670	4,646
Total other-than-temporary impairment losses		(948)	(1,022)	(1,523)	(3,819)
Equity income from AMIC		-	-	-	280
Gain on bargain purchase of AMIC		-	-	-	27,830
Other income		1,453	1,151	6,015	5,743
		104,493	104,712	417,996	435,368
EXPENSES					
Insurance benefits, claims and reserves		55,802	68,491	238,862	251,318
Selling, general and administrative expenses		35,827	34,636	147,102	139,643
Amortization of deferred acquisition costs		6,276	1,527	11,569	6,243
Interest expense on debt		532	465	1,965	1,912
		98,437	105,119	399,498	399,116
Income (loss) from continuing operations before income taxes		6,056	(407)	18,498	36,252
Income taxes (benefits)		2,565	(330)	3,732	12,583
Income (loss) from continuing operations		3,491	(77)	14,766	23,669
Discontinued operations:					
Loss from discontinued operations		-	(53)	-	(256)
Net income (loss)		3,491	(130)	14,766	23,413
Less income from noncontrolling interests in subsidiaries		(266)	(285)	(1,763)	(1,676)
NET INCOME (LOSS) ATTRIBUTABLE TO IHC	$	3,225 $	(415) $	13,003 $	21,737
Basic income (loss) per common share:					
Income (loss) from continuing operations	$	.20 $	(.02) $	.81 $	1.44
Loss from discontinued operations		-	(.01)	-	(.02)
Basic income (loss) per common share	$	.20 $	(.03) $	.81 $	1.42
WEIGHTED AVERAGE SHARES OUTSTANDING		16,418	15,233	15,979	15,268
Diluted income (loss) per common share:					
Income (loss) from continuing operations	$	.20 $	(.02) $	.81 $	1.44
Loss from discontinued operations		-	(.01)	-	(.02)
Diluted income (loss) per common share	$	.20 $	(.03) $	.81 $	1.42
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		16,419	15,233	15,985	15,270

As of December 31, 2011, there were 16,412,488 common shares outstanding, net of treasury shares.

---

[2] IHC applied business acquisition accounting and consolidated the financial results of AMIC as of March 5, 2010, resulting in a consolidated statement of income which consolidates approximately ten months of AMIC results and reflects the equity method of accounting for the first two months of 2010.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP OPERATING INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO IHC

(In Thousands, Except Per Share Data)

| | Three Months Ended December 31, | | Year Ended December 31, | |
	2011	2010	2011	2010
Income (loss) from continuing operations	$ 3,491	$ (77)	$ 14,766	$ 23,669
Income from noncontrolling interests in subsidiaries	(266)	(285)	(1,763)	(1,676)
Realized gains, net of taxes	(3,883)	772	(5,553)	(3,068)
Other-than temporary impairment losses, net of taxes	595	656	973	2,456
Write-off of deferred acquisition costs, net of taxes[3]	2,878	-	2,878	-
Gain on bargain purchase of AMIC, net of taxes	-	-	-	(16,733)
Operating income from continuing operations	$ 2,815	$ 1,066	$ 11,301	$ 4,648
Non - GAAP basic income per common share:				
Operating income from continuing operations	$ .17	.07	$ .71	.30
Non - GAAP diluted income per common share:				
Operating income from continuing operations	$ .17	.07	$ .71	.30

Included in the realized gains, net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.

---

[3] In the fourth quarter of 2011, Standard Security Life entered into a coinsurance agreement effective in January 2012 but pending final regulatory approval at December 31, 2011, to transfer approximately $143 million of group annuity contracts in the first quarter of 2012. As a result of such agreement, the Company wrote-off $4.6 million of deferred acquisition costs at December 31, 2011.